FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES Q3 RESULTS

HappyWater® Sales Jump almost 200%

Vancouver, Canada, January 14, 2016, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its third quarter of fiscal 2015, which ended November 30, 2015. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

Sales of HappyWater® increased almost 200% in Q3 this year, versus Q3 last year. In Q4 the company commenced distribution of Happy Water® in the United States and that revenue is not reflected in those statistics.

Reported Q3 2015 net loss was $(385,000) or $(0.13) per share ($(0.13) fully diluted) versus net loss of $(78,000) or $(0.03) per share in the same quarter of fiscal 2015. Year-to-date (“YTD”) net loss was $(809,000) or $(0.28) per share ($(0.28) fully diluted) versus net income of $515,000 or $0.18 per share in the first nine months of last year.

This change is directly attributable to a combination of:

1.	A reduction in co-pack fees under the company’s new contract with its principal customer;
2.	Reduced volume from the company’s principal co-pack customer;
3.	Substantial incremental costs associated with the company’s 2015 AGM; and
4.	Amortization of a major new listing fee for the company’s branded beverage products.

Effective Q4 2015 the Company has implemented cost saving measures (that took three quarters to fully effect) to offset much of the reduction in co-pack fees.

Non-GAAP Net Income (Loss) before SBC is determined as follows:

	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Net Income (Loss)	$(385,000)	$(78,000)	$(809,000)	$515,000
Add Back SBC	-	2,000	84,000	16,000
Net income (loss) before SBC	$(385,000)	$(76,000)	$(725,000)	$531,000

Non-GAAP Net Income (Loss) per share before SBC is determined as follows:

	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Net Income (Loss)	$(0.13)	$(0.03)	$(0.28)	$0.18
Add Back SBC	-	-	0.03	0.01
Net income (loss) before SBC - Basic	$(0.13)	$(0.03)	$(0.25)	$0.19

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Net Income (Loss)	$(385,000)	$(78,000)	$(809,000)	$515,000
Add Back:
Interest, net	(1,000)	(4,000)	(4,000)	(12,000)
Depreciation and amortization	177,000	184,000	520,000	539,000
Non-cash stock based compensation	-	2,000	84,000	16,000
Non-cash income tax expense	(195,000)	(39,000)	(260,000)	176,000
Total Add Backs	(19,000)	143,000	340,000	719,000
EBITDAS	$(404,000)	$65,000	$(469,000)	$1,234,000

EBITDAS per share reconciles to earnings per share as follows:

	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Net Income (Loss)	$(0.13)	$(0.03)	$(0.28)	$0.18
Add Back:
Interest, net	-	-	-	-
Depreciation and amortization	0.06	0.06	0.18	0.18
Non-cash stock based compensation	-	-	0.03	0.01
Non-cash income tax expense	(0.07)	(0.01)	(0.09)	0.06
Total Add Backs	(0.01)	0.05	0.12	0.25
EBITDAS	$(0.14)	$0.02	$(0.16)	$0.43

Gross profit margin for the quarter was 18.4%, down from 39.1% in the same quarter last year, due to across the board reduction in per case co-pack fees, reduction of co-pack volume and new listing fees and promotions for the company’s branded products. Gross revenue for Q3 2015 was $2,371,000, versus $2,963,000 in the comparative period of last year. A decrease in revenue for co-packing services was the primary contributor to both the drop in revenue and gross profit margin in the quarter.

Discounts, rebates and slotting fees were $149,000 in Q3 2015, an increase of $36,000 compared to the same period of the prior year as a result of new listing fees for Happy Water® and offset by lower discounts on co-packing service. Selling, General and Administrative Expenses (“SG&A”) were $910,000 in Q3 of fiscal 2015, versus $1,117,000 in Q3 of the previous year.

As at November 30, 2015 the Company had cash on hand of approximately $706,000 and the Company had outstanding 2,871,134 common shares.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market.

Non-GAAP Measures

Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

©2016 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(table follows)

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended		Nine months ended
	November 30,	November 30,	November 30,	November 30,
	2015	2014	2015	2014

Gross Revenue	$2,371,358	$2,962,724	$9,442,367	$11,057,233
Less: Discount, rebates and slotting fees	(149,394)	(113,438)	(348,198)	(380,229)
Net Revenue	2,221,964	2,849,286	9,094,169	10,677,004

Cost of sales	1,814,056	1,734,210	6,279,967	6,066,457
Operations, selling, general & administration expenses	910,427	1,116,599	3,419,661	3,457,177
Depreciation of property, plant and equipment	177,194	183,877	519,693	538,761
Interest, net	(663)	(4,324)	(4,262)	(11,515)
Change in fair value of derivative liability	(101,072)	(64,470)	(54,416)	(74,673)
Loss on disposal of assets	1,757	379	1,757	9,488
	2,801,699	2,966,271	10,162,400	9,985,695
Net income (loss) before taxes	(579,735)	(116,985)	(1,068,231)	691,309

Income tax expense	(194,681)	(39,173)	(259,620)	176,457

Net and comprehensive income (loss)	$(385,054)	$(77,812)	$(808,611)	$514,852

Earnings per share
Basic income (loss) per share	$(0.13)	$(0.03)	$(0.28)	$0.18
Weighted average number of shares outstanding – basic	2,871,599	2,929,965	2,885,457	2,922,232

Fully diluted income (loss) per share	$(0.13)	$(0.03)	$(0.28)	$0.16
Weighted average number of shares outstanding – diluted	3,116,460	3,216,229	3,110,008	3,213,651